Exhibit 4.9

Officeholder Compensation Policy

MeaTech 3D Ltd.

(the "Company")

Background

MeaTech 3D Ltd., directly and through its direct and indirect subsidiaries (hereinafter: the "Group") is a public company operating in the food-tech sector.

Organizational Structure

The Company has a narrow management structure, which is mainly as required by the Companies Law, 1999, including a Chairman of the Board of Directors, Directors and the Group CEO.

The Compensation Policy is set out below, aiming to establish and outline principles and guidelines for determining compensation for Company officeholders in a worthy and reasonable manner for their employment in accordance with the provisions of the Companies Law.

1.	Compensation Policy Purpose

The proposed Compensation Policy is intended to assist in achieving the Company's goals and objectives, its work plans and its long-term policy:

1.1	Increasing officeholder motivation to promote the Company's business and long-term profitability;

1.2
Structuring the considerations of the relevant Company organs, with respect to determining the terms of office and employment of the Company's officeholders, on the basis of defined principles and parameters, taking into account the size of the Company, the nature of its operations, and its risk management policy; and

1.3
Setting parameters for the adequacy of the equivalence between the contribution of the officeholder, in accordance with his/her position in the Company, and the achievement of the Company's objectives and its long-term profitability.

2.	Definitions

"Companies Law" - the Israeli Companies Law, 1999

"Officeholder" - CEO, Chief Business Officer, Deputy CEO, Vice President, holders of all such positions even though their title may be different, as well as a director, or a manager directly subordinate to the CEO.

"Active Chairperson" – Active chairperson of the Board of Directors of the Company, who provides management and/or consulting services to the Company.

"Terms of Office and Employment" - terms of office or employment of an officeholder, including insurance, indemnification obligations or indemnification under an indemnification permit, and any benefit, other payment or obligation to pay such, provided due to such office or employment.

"Fixed Compensation" - in relation to an employee, the cumulative monthly salary for a period of twelve calendar months, including base salary as well as benefits and related conditions, which may include, inter alia, but are not limited to, social contributions to pensions, annuities, severance pay, annual leave, a 13th salary (if the Company pays such bonuses), vehicle expenses, study fund, disability insurance, employer’s social security contributions, convalescence allowance, sick leave, mobile and home phone, internet services, vacation, clothing, newspaper, holiday gift, as well as grossing up, if any, in respect of these components.

In relation to a service provider, fixed compensation, such as a fixed management fee or a fixed consulting fee, plus fixed components, such as vehicle expenses and communications expenses.

"Equity Compensation" - as specified in the June 2019 options allocation plan.

"Variable Compensation" - Compensation of the officeholder in accordance with the achievement of quantitative targets (fundraising, finding new business opportunities, increasing Company profitability and increasing shareholder equity).

"Compensation Regulations" – Israeli Companies Regulations (Rules With Regard to Compensation and Expenses for an External Director) – 2000.

3.	Validity and Applicability of the Compensation Policy

3.1
This Compensation Policy will apply to officeholders of the Company only and will be valid for three years from the date approved by the general meeting of the Company's shareholders. Changes to the Compensation Policy will be brought for approval in accordance with the law as then applicable. The Company has the right to change the Compensation Policy at any time, in accordance with the provisions of the law.

3.2
The various components of the specific Terms of Office and Employment for Company officeholders shall be agreed upon between the Company and the officeholders individually and approved by the competent Company organs in accordance with the provisions of the law and subject to the Compensation Policy.

3.3	Compensation for an officeholder within the limits set forth in this Compensation Policy shall not be considered a deviation from the provisions of the Policy, as defined by the Companies Law.

3.4
It should be emphasized that the Compensation Policy and the principles and parameters set forth therein do not confer any right on anyone, particularly Company officeholders, employed by the Company and/or by its controlled companies.

4.	Supervision and Control of Officeholder Compensation

4.1
The Company's Board of Directors is responsible for the Compensation Policy and its implementation and for all necessary actions to that purpose, including the authority to interpret the provisions of the Compensation Policy in any case of doubt as to the manner of its implementation.

4.2
Without derogating from the provisions of Section 3.1 above regarding the applicability of the Compensation Policy, the Company's Board of Directors will consider to what degree the Compensation Policy correlates with the objectives set out in Section 1 above, at least once per year, and in particular if there is a material change in circumstances that existed at the time of determination or other considerations, and will act to update the Policy as needed.

4.3
Without derogating from the role of the Compensation Committee by law, the Compensation Committee will oversee the proper implementation of the Compensation Policy, in order to ensure that it is implemented in accordance with the Compensation Policy objectives, principles and parameters set therein.

4.4
The Company's Board of Directors shall periodically, but at least once a year, review the Company's continued engagement in relation to the Terms of Office and Employment of the Company's officeholders, taking into account the principles of the Compensation Policy and the need to make changes in such engagements.

5.	Guiding Principles for Examining and Determining Terms of Service and Employment for Company Officeholders

In the context of the considerations that will be examined from time to time when determining compensation for a Company officeholder, the organs responsible for considering and approving the said compensation will consider, inter alia, the following considerations:

5.1	Economic Considerations

In the framework of considerations for determining the personal compensation of each officeholder, the Company shall take into account, inter alia, the following considerations:

◾	Promoting the Company's long-term goals, work plans and policies;

◾	Ensuring fair compensation for officeholders, in order to strengthen the bond with them and incentivize them to be partners in the Company’s success; and

◾
The salary alternatives offered in the market for a person with the same or similar qualifications of the officeholder in question, and the Company's capabilities to retain existing personnel and competitively recruit new personnel.

5.2	Unique Company Considerations

When determining the Terms of Office and Employment of the officeholder, the responsible organs will take into consideration the Company's overall risk profile and general corporate objectives, as detailed below:

◾	Maintaining the Company’s financial strength, while improving and expanding the scope of its operations, where possible;

◾	The need for high-quality personnel with experience in the Company's operations to ensure the Company's achievement of its assignments;

◾	Ensuring adequate compensation to assist in retaining existing Company officeholders and recruiting new high-quality officeholders; and

◾	Maintaining transparency and fairness to the Company's shareholders and other securities holders.

5.3	Officeholder's Details and Suitability for Position

The Company will examine the officeholder's personal details, including the following considerations, where relevant:

◾	Suitability to the requirements of the job and its responsibilities;

◾	His/her education, professional skills and expertise, as required;

◾	His/her experience, relevant professional achievements, both in the current and previous positions in the Company and/or its controlled corporations and/or elsewhere; and

◾	His/her expected contribution to advancing the Company’s interests.

6.	Overall Compensation Limits and Structure

The structure of the compensation framework for company officeholders may, but does not have to, include one or more of the following compensation components:

A)	Base salary or Fixed Compensation;
B)	Benefits and ancillary terms;
C)	Insurance and indemnity undertakings and indemnity by permit for an officeholder's liability;
D)	Equity Compensation; and
E)	Variable Compensation.

6.1	Fixed Compensation

The Fixed Compensation set forth below refers to Terms of Office and Employment of an officeholder, including an Active Chairperson, but not including other directors.

Terms of office for other Company directors are detailed in Section 10 below.

6.1.1	Fixed Compensation Determination Considerations

The Fixed Compensation is the monthly salary (in annual terms) or the regular compensation paid to or for the officeholder on a regular basis, plus benefits and ancillary conditions, as set out in Section 6.1.4 below, for the time he/she invests in performing his/her duties for the Company and for day-to-day job duties. The Fixed Compensation shall be determined in accordance with the considerations and officeholder’s details as set out in Section 5 above, taking into account prevailing labor market conditions and those of the Company, and with regard to benefits and ancillary conditions, in compliance with the provisions of applicable employment law.

6.1.2	General Conditions

The Fixed Compensation, including benefits and ancillary conditions, will be approved before the employment of the officeholder in the relevant period or shortly after its commencement.

6.1.3	Fixed Compensation Limits

Following is the Fixed Compensation limits for officeholders on a full-time basis, in terms of gross monthly salary for a full-time annual position:

Active Chairperson: up to USD 450,000;

CEO: up to USD 450,000; and

Managers directly subordinate to the CEO: up to USD 375,000.

6.1.4	Benefits and Ancillary conditions

The following is a list of the conditions and ancillary benefits that the Company may, but does not have to, grant to the officeholders of the Company, including an Active Chairperson, but not including other directors, subject to employment agreements specifically agreed with each officeholder:

Pension Benefits - An officeholder employed by the Company is entitled to pension benefits as required by law or practice in his/her place of residence.

Severance Pay - The officeholder employed by the Company will be entitled to severance pay as required by law or practice in his/her place of residence.

Health Insurance.

Annual Leave - In relation to the officeholders employed by the Company as employees, the annual leave days shall be as agreed with the Company officeholders and as per Company practice, and in any case no less than the provisions of the law.

Sick Leave - Officeholders employed by the Company as employees will be entitled to be absent from work due to illness according to Company practice and in any case not less than the number of days of absence permitted by law, while receiving full payment from their first day of absence.

Vehicle - The Company will be entitled to make a vehicle available to the Company's officeholders and/or to bear its maintenance expenses. Grossing up the value of the benefit, if and to the extent that it is granted, will be done at the Company's discretion and the terms of employment of the officeholder.

Communications - the Company may make available to the Company's officeholders a cellular phone and/or landline phone and/or laptop computer and/or Internet access services.

With respect to the needs of the officeholder for the purpose of performing his/her job, reimbursement of position-related expenses, including travel expenses - abroad and in Israel, lodging and per diem, which have been paid by the Company officeholder in the framework of, and for the purposes of, the discharge of his/her duties, against presentation of invoices and subject to Company procedures, if any.

It should be emphasized that the above terms do not constitute an exhaustive list, but rather reflect the primary ancillary terms practiced in the Company.

6.2	Variable Compensation

The components of Variable Compensation are designed to achieve a number of goals:

◾
Conditioning some officeholder compensation upon achieving business goals and objectives which will bring value to the Company's shareholders over the long term, and create a common interest for officeholders and shareholders; and

◾	Increasing officeholder motivation to achieve Company goals over time.

6.2.1	Short-Term Variable Compensation - Annual Grant

The Company's officeholders will be entitled to an annual grant, based on an annual grant plan which will be submitted for approval to the Compensation Committee and the Board of Directors.

6.2.2	Principles

Annual grants to officeholders will be calculated according to an annual grants program, subject to approval by the Compensation Committee and Board of Directors. The grants program will be determined annually at the beginning of each year, prior to the publication of the Company's annual report, so that eligibility for compensation under the annual grants program will be for meeting targets/results of the current year.

An annual grants program will include the following:

◾
Defining the target grant - a grant paid for meeting pre-defined milestones for each officeholder - in terms of multiples of the monthly salary. The scope of the target grant will not exceed the maximum grant listed in the table below.

◾	The target grant will not exceed the maximum grant limit in terms of salary months listed in the table below:

Rank	Maximum Grant (by number of salary months)
CEO	6 months
Other officeholder	4 months

◾
For the avoidance of doubt, this Compensation Policy does not preclude a decision at any time regarding the provision of ad hoc compensation up to the amount of two monthly salaries. It is hereby clarified that the total discretionary grant to be paid to a Company officeholder shall not cumulatively exceed three months' salary.

◾
Beyond the target grant, the Company may determine an overachievement grant (in terms of monthly salary multiples), which, together with the target grant, will not exceed the maximum grant scope specified in the table above by more than one month’s salary, which will be paid to an officeholder who has achieved significantly higher results from those set.

◾
The indices according to which the grant will be calculated for each officeholder and their relative weights: The indices will include Company indices, personal indices and manager's assessment. Officeholders' performance will be assessed on a long-term basis, including at least one calendar year. Where an officer has been employed by the Company for less than a full calendar year, the calculation of the grant will be made on a pro rata basis. Employees who joined the company after September 30 will not be eligible for a grant for that calendar year.

◾	Personal indices will include measurable components that are directly affected by the activities of each officeholder or those of the department of which he/she is in charge.

◾
The manager's evaluation will be performed on the basis of qualitative indices of the Compensation Committee and the Board of Directors (in relation to an active chairman and CEO) and of the CEO (in relation to subordinate officers), taking into account the contribution of the officer to the company and its performance in the financial year for which the grant is awarded. The manager's evaluation will be weighted as part of the total percentage of target achievement, at 10%-20%.

◾
For the avoidance of doubt it is hereby clarified that the total discretionary Variable Compensation, for example manager’s evaluation and ad hoc grants, will not cumulatively exceed 25% of the annual salary for the relevant officeholder.

6.2.3	Determination of Grant Budget

The total annual budget for company officeholder grants will be determined by the maximum amount of grants for all officeholders. The amount of the grant to be distributed in practice each year will be calculated according to the degree of compliance with pre-defined milestones, and the manager’s evaluation.

At the end of each year, the degree of compliance with personal, annual and multi-year goals of each officeholder will be calculated.

A limit will be set that will constitute the amount of the grant to be paid, in an amount not to exceed the maximum grant amount, which will be paid for achieving pre-defined milestones.

6.2.4	Actual Grant Approval Process

Actual officeholder grants will be presented for the approval of the Compensation Committee and the Board of Directors immediately after the approval of the Company's financial statements for the year for which the grant is to be paid.

The Compensation Committee and the Board of Directors will be entitled to adjust the amount of an annual grant to an officeholder at their discretion, taking into account the following factors:

◾	The degree of the officeholder's contribution to the development of the Company's business beyond his/her specific responsibility;

◾	The quality and speed of the officeholder's response to crises and unexpected events; and

◾	The officeholder’s overall managerial performance, motivating employees and leadership.

Annual officeholder grants, as approved by the Compensation Committee and the Board of Directors, shall be paid to officeholders together with the first salary paid after the approval of the annual grants by the Board.

6.2.5	Possibility of Reimbursement of Sums From a Grant Paid to Officeholders

At the time of payment of the grant, the officeholders will sign an undertaking to return the amount of the grant or part of it to the Company, should it become clear in the future that the grant was calculated based on data that turned out to be incorrect and re-stated during the course of the four annual financial statements following the approval of the grant.

6.2.6	Short-Term Variable Compensation - Commissions

Officeholders may be entitled to commissions for transactions in the framework of which they mediate between the Company and/or its direct or indirect subsidiary, and investors. The commission plan will be determined by the Company's CEO and submitted for approval to the Compensation Committee and the Board of Directors.

6.3	Long-Term Variable Compensation - Equity Compensation

As part of the overall officeholder compensation package in public companies, it is standard to offer a component of equity compensation aimed at twinning the interests of officeholders and Company shareholders. The long-term nature of equity compensation plans supports the Company's ability to retain its senior executives for a long period of time. In view of the benefits inherent in equity compensation plans, the Company will offer its officeholders and those of its subsidiaries to participate in the equity compensation plan according to the rules set out below:

6.3.1	The Equity Compensation Tool

Subject to the approval of the Compensation Committee and the Board of Directors, the Company will include officeholders (including directors) as participants in the plan to allocate options and/or restricted share units (RSUs) for Company shares. The options plan will be defined and implemented so that it meets the requirements of all the relevant provisions of the laws in the countries where officeholders are employed. In Israel, the plan will, as far as possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The plan to be approved will include the following details:

◾	Maximum number of options and/or RSUs to be allocated and the dilution percentage resulting from this allocation;

◾	The exercise price of the options and/or RSUs - the exercise price will be determined by the Company's Board of Directors.

◾
The vesting period of the options and/or RSUs - the options and/or RSUs will vest in tranches, over a period that will be no less than three years until full vesting, except as stated below in case of acceleration due to departure from the Company or change of ownership. For an initial grant to an office holder, the vesting period can commence from the date of commencement of employment or the date of appointment, even if the grant was approved after this date;

◾	The possibility of conditioning some or all of the vesting of the options and/or RSUs, of some officeholders, upon the achievement of targets to be determined at the time of allocation;

◾	Expiration date of the options and/or RSUs - this date shall be no earlier than one year after the vesting of the last tranche but not more than 10 years from the date of allocation;

◾	Terms upon leaving the Company (due to dismissal, resignation and death or disability) and a change of ownership; and

◾	The exercise price of options will be at Fair Market Value at the date of Board approval of the grant to the relevant officeholder. The above provision shall not apply to RSUs.

6.3.2	Allocation

In accordance with the approval of the Compensation Committee, the Board of Directors and the General Meeting, to the extent that its approval is required, the Company's officeholders will be allocated options and/or RSUs for the Company's shares in accordance with the Company's options plans. When a new officeholder joins the Company during the period of an existing options plan, he/she may be allocated options from the pool not yet allocated under the plan, all with the approval of the Compensation Committee and the Company's Board of Directors (and general meeting, if required).

6.3.3	Exercise

Upon vesting of each tranche from the allocation of options and/or RSUs of an officeholder, each officeholder will be entitled to exercise the vested options and/or RSUs units.

7.	Variable Compensation to Fixed Compensation Ratio

The total Variable Compensation and Equity Compensation shall not exceed 300% of the annual Fixed Compensation.

8.	Exculpation, Indemnity and Insurance

In accordance with the Company's Articles of Association, officeholders shall be entitled to exculpation, indemnification and liability insurance, if and to the extent approved by the Company as required by law and on the terms and scope approved by the Company. In this regard, the Company may approve the inclusion of controlling parties, as may serve in the Company from time to time, in the insurance policy of directors and officers of the company, provided that the policy is approved within the following limits: an annual premium of up to $2,000,000 and coverage per incident and period of up to $50 million.

The Company may also enter into agreements with officers and directors in exculpation and/or indemnification agreements, which shall stipulate that the total scope of the indemnification shall be in accordance with the limits set forth in the Articles of Association of the Company. Exculpations will not apply in the event of a breach of the duty of care in a decision or transaction in which the controlling shareholder or any Company officeholder has a personal interest (including officeholders other than the one receiving exculpation).

9.	Terms of Termination of Office

Prior Notice - Without derogating from the provisions of the law, Company officeholders will be entitled to a notice period of up to six months, and the CEO will be entitled to a notice period of up to 12 months, subject to employment agreements. During the notice period, the officeholder will be required to continue to provide services to the Company, unless the Company's Board of Directors (in relation to the CEO) or CEO (in relation to subordinate officers) decides to waive the officeholder’s services during this period, in whole or in part, without infringing on the officeholder’s right to receive compensation to which he/she is entitled under his/her employment agreement.

The Company's Board of Directors will consider the length of the prior notice of an officeholder in the Company, inter alia, according to the type of position that the officeholder holds in the Company and its importance.

10.	Compensation of the Board of Directors

10.1	An active director shall be entitled to Terms of Office and Employment in accordance with Section 6 above, as specified in relation to an "Other Officeholder".

10.2
Directors of the company will be entitled to a fixed annual remuneration which will be paid quarterly in arrears, in amounts to be determined from time to time by the shareholders in an amount no greater than $50,000 per year.

10.3	Company directors may be entitled to the D&O liability insurance, exculpation and indemnity agreements as set forth in Section 8 above.